Blue Gold Limited

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands

Tel. +1 (345) 949 4123

May 18, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention: Michael Purcell

Re:	Acceleration Request
Blue Gold Limited
Registration Statement on Form F-1
File No. 333-295618

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on May 14, 2026, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for May 18, 2026, to 4:05 PM Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-referenced Registration Statement.

Very truly yours,

Blue Gold Limited

	By:	/s/ Lorenz Werndle
		Name:	Lorenz Werndle
		Title:	Chief Financial Officer

cc: to Brian Hirshberg, Mayer Brown LLP